AB
3/3

08026441

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham & Flower Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 South Kalamazoo Mall
(No. and Street)

Kalamazoo	MI	49007-4806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amber S. Howes 269-341-4835
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegfried Crandall P.C.
(Name – *if individual, state last, first, middle name*)

246 East Kilgore Road	Kalamazoo	MI	49002
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONTENTS

Burnham & Flower Financial, Inc.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

Years ended December 31, 2007 and 2006

OATH OR AFFIRMATION

I, Amber S. Howes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham & Flower Financial, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Vice President
Title

Notary Public

JEANNE M. HAY
NOTARY PUBLIC, STATE OF MI
COUNTY OF KALAMAZOO
MY COMMISSION EXPIRES Oct 22, 2012
ACTING IN COUNTY OF Kalamazoo

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SiegfriedCrandall PC
Certified Public Accountants & Advisors

246 E. Kilgore Road
Kalamazoo, MI 49002-5599
www.siegfriedcrandall.com

Telephone 269-381-4970
800-876-0979
Fax 269-349-1344

INDEPENDENT AUDITORS' REPORT

Board of Directors
Burnham & Flower Financial, Inc.

We have audited the accompanying statement of financial condition of Burnham & Flower Financial, Inc. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burnham & Flower Financial, Inc. as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the 2007 basic financial statements taken as a whole. The information contained in the accompanying schedule, on page 12, is presented for purposes of additional analysis and is not a required part of the 2007 basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2007 basic financial statements taken as a whole.

Siegfried Crandall P.C.

February 16, 2008

50th ANNIVERSARY
1958-2008

FINANCIAL STATEMENTS

Burnham & Flower Financial, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash	$ 21,005	$ 30,294
Commissions receivable	11,913	4,899
Prepaid items	8,078	7,455
Deposits	409	484
TOTAL ASSETS	$ 41,405	$ 43,132
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Commissions payable	$ 936	$ 911
Other accrued expenses	690	700
Total liabilities	1,626	1,611
Stockholders' equity:		
Common stock (no par value, 60,000 shares authorized, 6,000 and 7,500 shares, respectively, issued and outstanding)	6,000	6,000
Retained earnings	33,779	35,521
Total stockholders' equity	39,779	41,521
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 41,405	$ 43,132

See accompanying notes

Burnham & Flower Financial, Inc.

STATEMENT OF INCOME

Years ended December 31, 2007 and 2006

	2007	*2006*
REVENUES:		
Commission income	$ 389,164	$ 318,402
Other	35,000	-
Total revenues	424,164	318,402
EXPENSES:		
Insurance	8,361	7,323
Commission expense	8,196	15,495
Regulatory fees	4,490	1,415
Dues and subscriptions	4,087	2,402
Legal and accounting	3,292	2,725
Michigan Single Business Tax	2,682	3,385
Education and other expenses	798	770
Total expenses	31,906	33,515
NET INCOME	$ 392,258	$ 284,887

See accompanying notes

Burnham & Flower Financial, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2007 and 2006

	Common stock		*Retained*	*Total stockholders'*
	Shares	*Amount*	*earnings*	*equity*
Balance, January 1, 2006	6,000	$ 6,000	$ 25,634	$ 31,634
Net income	-	-	284,887	284,887
Distributions	-	-	(275,000)	(275,000)
Balance, December 31, 2006	6,000	6,000	35,521	41,521
Net income	-	-	392,258	392,258
Distributions	-	-	(394,000)	(394,000)
Balance, December 31, 2007	6,000	$ 6,000	$ 33,779	$ 39,779

See accompanying notes

Burnham & Flower Financial, Inc.
STATEMENT OF CASH FLOWS
Years ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Commissions and other receipts	$ 417,150	$ 319,994
Payments to vendors and suppliers	(32,439)	(37,268)
Net cash provided by operating activities	384,711	282,726
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to owners	(394,000)	(275,000)
NET INCREASE (DECREASE) IN CASH	(9,289)	7,726
CASH - BEGINNING	30,294	22,568
CASH - ENDING	$ 21,005	$ 30,294
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 392,258	$ 284,887
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Commissions receivable	(7,014)	1,592
Prepaid expenses	(623)	(3,600)
Deposits	75	-
Increase (decrease) in:		
Commissions payable	25	232
Other accrued expenses	(10)	(385)
Net cash provided by operating activities	$ 384,711	$ 282,726

See accompanying notes

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The summary of significant accounting policies of Burnham & Flower Financial, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles (hereinafter referred to as generally accepted accounting principles) and have been consistently applied in the preparation of the financial statements.

a) Organization and nature of operations:
The Company is a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company receives a significant portion of commission revenue from a revenue sharing arrangement with Harbour Investments, Inc. The Company is a Michigan Corporation and is a member of a group of entities under common control.

b) Basis of presentation:
These financial statements include all accounts of the Company. The Company is engaged in a single line of business as a broker-dealer.

c) Commissions:
Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

d) Income taxes:
There is no provision for income taxes because the Company has made a valid election under Section 1372(a) of the Internal Revenue Code as an S Corporation whereby corporate income is taxed to its stockholders.

e) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS AND ECONOMIC DEPENDENCE:

The Company's share of certain common general and administrative costs, such as occupancy and personnel support, are borne by other members of the controlled group Currently, there is no intention to charge such costs to the Company.

Nearly all of the Company's commission revenue is derived from individuals who are related to customers of its related entities, Burnham & Flower Group, Inc. and subsidiaries. The related entities are general insurance agents, providing commercial, personal property and liability, and employee benefit coverage principally to local units of government in Michigan, Indiana, Illinois, and Ohio.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $27,712, which was $22,712 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.05 to 1. Net capital, as disclosed above, did not differ from the amount shown in Part II of Form X-17A-5.

NOTE 4 - COMMISSION REVENUE:

Commission revenue was derived from the following sources:

	Years ended	
	2007	*2006*
Variable annuities	$ 237,000	$ 165,541
Group annuities	71,045	50,961
Mutual funds	51,901	43,752
Fixed annuities	27,919	51,395
Other	1,299	6,754
	$ 389,164	$ 318,403

NOTE 5 - OTHER REVENUE:

Upon the consolidation of NASD and NYSE Member Regulation, the Company received a one-time payment of $35,000, which has been characterized as ordinary income.

NOTE 6 - ANTICIPATED CAPITAL DISTRIBUTIONS:

The Company expects to make capital distributions before June 30, 2008, of $8,000.

NOTE 7 - PENDING CHANGE IN ACCOUNTING PRINCIPLE:

In June 2006, the Financial Accounting Standards Board issued Interpretation 48, *Accounting for Uncertainty in Income Taxes*, which becomes effective for fiscal years beginning after December 15, 2007. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The impact of this interpretation upon adoption by the Company in the year beginning January 1, 2008, has not yet been determined.

SUPPLEMENTARY INFORMATION

Burnham & Flower Financial, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2007

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 39,779
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable - fixed insurance	(3,580)
Prepaid expenses and deposits	(8,487)
Net capital	$ 27,712
AGGREGATE INDEBTEDNESS	
Other accounts payable and accrued expenses	$ 1,626
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum capital required (6-2/3% of aggregate indebtedness)	$ 108
Excess net capital (Net capital less minimum dollar net capital requirement of $5,000)	$ 22,712
Excess net capital at 1,000 percent (Net capital less 10% of aggregate indebtedness)	$ 27,549
Ratio: Aggregate indebtedness to net capital	.059 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2007)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 39,779
Rounding	-
Net capital per above	$ 39,779

The Company has not made an election to compute the alternative net capital requirement.

SiegfriedCrandall PC
Certified Public Accountants & Advisors

246 E. Kilgore Road
Kalamazoo, MI 49002-5599
www.siegfriedcrandall.com

Telephone 269-381-4970
800-876-0979
Fax 269-349-1344

REPORT ON INTERNAL CONTROL

Board of Directors
Burnham & Flower Financial, Inc.:

In planning and performing our audit of the financial statements of Burnham & Flower Financial, Inc. (the Company) for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. **Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13**
2. **Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System**

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Siegfried Crandall P.C.

February 16, 2008

END